PRA INTERNATIONAL
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190
October 30, 2007
Jeffrey P. Riedler, Esq.
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	PRA International
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 11, 2007
File No. 1-33381

Amendment No. 1 to Preliminary Transaction Statement on Schedule 13E-3
Filed October 11, 2007
File No. 5-80376
Dear Mr. Riedler:
     On October 30, 2007 PRA International (“PRA” or the “Company”) filed via EDGAR Amendment No. 2 to the above-referenced Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2 to the Proxy Statement”) and Amendment No. 2 to the above-referenced Preliminary Transaction Statement on Schedule 13E-3 (“Amendment No. 2 to the Transaction Statement”).
     Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to the Company dated October 24, 2007. The responses below are numbered to correspond with the paragraphs of the Staff’s comment letter. The references in our responses below to page numbers refer to the pages in the blacklined courtesy copies of Amendment No. 2 to the Proxy Statement and Amendment No. 2 to the Transaction Statement, as applicable, which we are providing to you for your convenience.

Securities and Exchange Commission

October 30, 2007
Schedule 13E-3
1.	From your response to prior comment 1 and your disclosure on pages 43 and F-4 of the proxy statement, it appears that Terrance Bieker, Richard Hoskins, Richard Patterson, Stargen IV, Stargen V and Caisse de depot et placement du Quebec are each affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3 for the following reasons:
•	Terrance Bieker is currently the CEO, a director and equity holder of PRA. After the transaction, Mr. Bieker will continue to be the CEO of PRA and will also be a director and equity holder of Parent;

•	Richard Hoskins and Richard Patterson control Genstar Capital Partners III with Jean-Pierre Conte. Additionally, Mr. Hoskins controls Genstar Capital Partners IV, L.P. and Genstar Capital Partners V, L.P., with Mr. Conte and Mr. Weltman;

•	Stargen IV and Stargen V are affiliates of and controlled by Genstar Capital Partners IV and Genstar Capital Partners V and will be equity owners in Parent;

•	Caisse de depot et placement du Quebec as an affiliate of this entity is an equity owner of PRA and this entity will be an equity owner of Parent.
Please revise your Schedule 13E-3 and proxy statement to include all the additional information required for each of these filings persons pursuant to Items 2, 3, 5, 6, 7, 8, 11 and 12 of Schedule 13E-3. Alternatively, provide us with a detailed analysis supporting your determination that these parties are not affiliates of PRA or are not engaged in the transaction.
     The following information is in response to the Staff’s comment concerning whether Terrance Bieker, Richard Hoskins, Richard Paterson, Stargen IV, Stargen V and Caisse de depot et placement du Quebec (“CDPQ”) are affiliates of PRA and/or are engaged in the Rule 13e-3 transaction.
     • Stargen IV and Stargen V. In response to the Staff’s comments, the Schedule 13E-3 and preliminary proxy statement have been revised to include Stargen IV and Stargen V as Schedule 13E-3 filers.

Securities and Exchange Commission

October 30, 2007
     • Mr. Bieker. Mr. Bieker is CEO and a director of PRA and in such capacity may be deemed to be an affiliate of PRA. However, there are no relationships between Mr. Bieker and any of the Genstar Filers that would make Mr. Bieker an affiliate of any of the Genstar Filers.1 Based on Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, the key question in determining whether Mr. Bieker is required to file the Schedule 13E-3 is whether he is an affiliate of the purchaser and hence on “both sides of the transaction.” Since Mr. Bieker does not control or have the power to control any of the Genstar Filers, including Parent or Merger Sub, Mr. Bieker is not on both sides of the merger. In fact, Mr. Bieker was not involved in the negotiation of the merger on either side of the transaction. The longstanding position of the Staff has been that employees, even senior officers who continue on as employees or even directors of the company after the transaction, do not necessarily become filing persons. More is necessary such as significant equity ownership or substantially increased compensation. None of these additional factors is present here. See footnote 6 of Release No. 34-16075 (August 2, 1979).2 Therefore, we respectfully submit that since Mr. Bieker is not an affiliate of the Genstar Filers, he is not a Rule 13e-3 filing person in connection with the merger.
     Timeline of Merger Negotiations. In concluding that Mr. Bieker was not “on both sides of the transaction,” we note that the PRA board of directors established a special committee comprised of directors who the board determined were unaffiliated with Genstar. The board authorized the special committee with exclusive authority and responsibility for conducting, pursuing and negotiating all aspects of any transaction involving Genstar, including the merger. The special committee discharged its responsibilities directly and through independent financial and legal advisers retained directly by the special committee. Mr. Bieker was not involved in, and did not have the authority to be involved in, the negotiation of the merger. Mr. Bieker’s participation in the process was limited to providing information to Genstar and its lenders in connection with their due diligence review shortly before the merger agreement was executed. His participation was at all times subject to and in accordance with the directions he received

[1]	The definition of “affiliate” under Rule 13e-3(a)(1) as well as Rule 12b-2 under the Exchange Act is based on a person’s ability, directly or indirectly, to control another person. Rule 12b-2 defines control as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Identifying “control” which is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstance.

[2]	In footnote 6 of the Release that adopted Rule 13e-3, see Release No. 34-16075 (August 2, 1979), the Commission stated: “For the purpose of these transactions, the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” See also Release No. 34-17719 (April 13, 1981) (“the Commission believes that the views expressed in the releases which proposed and adopted Rule 13e-3 are sound and therefore specifically affirms those views”). The views with respect to management’s role as Schedule 13E-3 filers that were expressed in the adopting release and reaffirmed in the interpretative release are applicable here.

Securities and Exchange Commission

October 30, 2007
from the special committee. Mr. Bieker recused himself from, and did not vote at, the meeting at which the PRA board of directors approved the merger agreement and the merger.
     Discussions Between Mr. Bieker and Genstar Regarding Compensation. Prior to the execution of the merger agreement, Mr. Bieker and Genstar had limited discussions regarding post-closing compensation. Genstar indicated at that time that it intended that members of management would continue in their current positions with PRA following the closing of the merger. Genstar indicated that it was considering adopting an equity plan to compensate management after the closing of the merger, and that the aggregate size of the equity plan for all employees could consist of options to purchase up to 10% of the fully diluted shares. No equity awards were promised, and no agreement, arrangement or understanding was entered into between Mr. Bieker and Genstar concerning future employee benefits or equity ownership.
     Thereafter, Mr. Bieker and Genstar did not engage in any discussion of individual employment or compensation arrangements until after the expiration of the “go-shop” period. Following expiration of the “go-shop” period and with the knowledge of the special committee, Genstar and Mr. Bieker commenced discussions regarding compensation, employee benefits and equity ownership applicable following consummation of the merger. To date, these discussions have been preliminary in nature, and no agreements or understandings have been reached. There is no timeline for negotiating or finalizing any arrangement. In the course of preliminary discussions regarding compensation, Genstar has stated that it expects Mr. Bieker generally to receive a salary and bonus consistent with his existing employment agreement.
     Mr. Bieker’s Equity Participation in Parent. Genstar has discussed with Mr. Bieker the possibility that Parent would offer him the opportunity to exchange some or all of his current equity interests in PRA for equity interests in Parent. To date, during these preliminary discussions Mr. Bieker has indicated that he might exchange approximately 50% — 70% of the options to purchase PRA common stock that he holds for options to purchase Parent stock. Based on that level of rollover, Mr. Bieker would hold options representing approximately 1.7% — 2.5% of the Parent common stock on a fully diluted basis. Even if Mr. Bieker were to rollover all of his options, the Parent options received in exchange would represent only about 3.5% of the fully diluted equity of Parent.
     Parent also intends to establish an equity-based incentive compensation plan for employees, a portion of which is likely to be allocated to Mr. Bieker. The aggregate size of such equity-based incentive compensation plans for all employees is anticipated to be no more than 10% of the fully diluted shares of Parent (with no more than 8% being allocated to existing employees). No awards have yet been made or promised. The options would vest over five years. Accordingly, it is not possible at this time to determine the amount of options that may be granted to Mr. Bieker, when those grants

Securities and Exchange Commission

October 30, 2007
would be made, whether and when those options would vest and become exercisable and how many might be exercised. Parent expects that the options granted to Mr. Bieker will represent only a very small percentage of the outstanding equity interests of Parent.
     Conclusion. (i) Mr. Bieker does not hold any position with, or have direct or indirect power to direct or cause the direction of the management and policies of, any of the Genstar Filers, (ii) based on the preliminary indications to date, Mr. Bieker would beneficially own approximately 1.7% — 2.5% of the fully diluted Parent shares as a result of the rollover of his PRA options, (iii) Mr. Bieker had no involvement in the negotiation of the merger agreement, including the price to be paid in the merger and (iv) the salary, bonus and pension and welfare benefits provided to Mr. Bieker under Mr. Bieker’s employment agreement will not be modified as a result of the merger. Therefore, we respectfully submit that Mr. Bieker does not have a relationship with any of the Genstar Filers, including Parent or Merger Sub, that would result in his being an affiliate of the Genstar Filers or require him to be a Rule 13e-3 filing person in connection with the merger.
     • Mr. Paterson and Mr. Hoskins.
     Mr. Paterson. Mr. Paterson is a member of the limited liability company that controls Genstar III and holds a minority interest in that limited liability company. Genstar III’s only role with respect to the transaction is to sell its shares for cash pursuant to the merger on the same terms as other PRA stockholders. Mr. Paterson was not involved in the negotiation of the merger agreement on behalf of PRA. Rather, the negotiations were conducted on behalf of PRA by the special committee comprised of board members whom the board believed are unaffiliated with Genstar. Mr. Paterson is not a director or officer of PRA, and he did not play a role in the merger transaction.
     Mr. Paterson does not have any position with, and does not exercise control over, Genstar IV or Genstar V, and therefore is not an affiliate of Genstar IV or Genstar V. Specifically, he is not a member of the limited liability companies that control Genstar IV and Genstar V. Nor is Mr. Paterson an officer or director of Parent or Merger Sub. Merger negotiations were conducted on behalf of Genstar IV and Genstar V by Mr. Conte and Mr. Weltman. Mr. Paterson did not play a role in such negotiations, and did not have the power to play any such role. Mr. Paterson does not directly or indirectly possess the power to direct or cause the direction of the management and policies of, Genstar IV, Genstar V, Parent or Merger Sub. Therefore we respectfully submit that Mr. Paterson is not an affiliate who is engaged in a Rule 13e-3 transaction, and therefore is not a Rule 13e-3 filing person in connection with the merger.
     Mr. Hoskins. Mr. Hoskins is a member of the limited liability company that controls Genstar III. Genstar III’s only role with respect to the transaction is to sell its shares for cash pursuant to the merger on the same terms as all other PRA stockholders.

Securities and Exchange Commission

October 30, 2007
Mr. Hoskins was not involved in the negotiation of the merger agreement on behalf of PRA. Rather, the negotiations were conducted on behalf of PRA by the special committee comprised of board members whom the board believed are unaffiliated with Genstar. Mr. Hoskins is not a director or officer of PRA, and did not play a role in the merger transaction.
     Mr. Hoskins holds a minority interest in the limited liability companies that control Genstar IV and Genstar V. He is one of three members of these limited liability companies (along with Mr. Conte and Mr. Weltman). As a minority member he does not have the direct or indirect power to control or direct or cause the direction of the management and policies of Genstar IV or Genstar V. Nor is Mr. Hoskins an officer or director of Parent or Merger Sub. Merger negotiations were conducted on behalf of Genstar IV and Genstar V by Mr. Conte and Mr. Weltman. Mr. Hoskins did not play a role in such negotiations, and was not authorized to play any such role. Therefore we respectfully submit that Mr. Hoskins is not an affiliate who is engaged in a Rule 13e-3 transaction, and therefore is not a Rule 13e-3 filing person in connection with the merger.
     • CDPQ.
     Background. CDPQ was created in 1965 by an Act of the Quebec National Assembly to manage the funds contributed to a newly created universal pension plan, the Quebec Pension Plan. Many other public-sector organizations also are depositors. As of December 31, 2006, CDPQ had 22 depositors, which are mainly Quebec public and private pension and insurance plans. According to CDPQ, it is the largest institutional fund manager in Canada, and at December 31, 2006, CDPQ held depositors’ net assets of CA$ 143.5 billion and total assets under management of CA$237.3 billion. CDPQ is headquartered in Quebec City, Canada.
     CDPQ is not an affiliate of PRA. None of CDPQ or any of its affiliates, officers, employees or representatives (i) is a member of the PRA board of directors or serves as an employee or officer of PRA, or (ii) exercises, or has the power to exercise, any control with respect to PRA. CDPQ currently owns approximately 2% of the outstanding shares of PRA common stock, which will be treated the same in the merger as the common stock held by other stockholders. CDPQ does not have any special rights with respect to those shares.
     CDPQ is not an affiliate of any of the Genstar Filers. None of CDPQ or any of its affiliates, officers, employees or representatives (i) is a member of the board of directors or serves as an employee or officer of Parent, Merger Sub or any other Genstar Filer, or (ii) exercises, or has the power to exercise, any control with respect to any Genstar Filer. CDPQ is a passive limited partner in Genstar III, Genstar IV and Genstar V. Its capital commitments represent approximately 9%, 6% and 6%, respectively, in those partnerships. In such capacity, CDPQ is a minority, passive investor and has no

Securities and Exchange Commission

October 30, 2007
right to exercise any authority with respect to the securities owned or investments made by Genstar III, Genstar IV or Genstar V. As a limited partner, CDPQ has no ability to make or influence the investment decisions of those entities, including with respect to Genstar’s investment in PRA.
     CDPQ was not involved in the negotiation of the merger agreement in any respect. The negotiations related to the merger were conducted on behalf of PRA by the special committee comprised of board members whom the board believed are unaffiliated with Genstar, and on behalf of Genstar by Mr. Conte and Mr. Weltman. CDPQ did not exercise, or have the power to exercise, any decision making authority with respect to PRA or any Genstar Filer with respect to the merger. Moreover, the Genstar Filers did not consult with CDPQ before the proposal was made and neither PRA nor the Genstar Filers solicited the views of CDPQ with respect to the terms of the negotiations.
     CDPQ’s role in providing financing is that of a passive, institutional lender. CDPQ is providing subordinated debt financing in connection with the merger pursuant to a commitment letter entered into with Parent on August 31, 2007. This commitment was entered into more than one month after the execution of the merger agreement. When the merger agreement was entered into, Parent had already received a debt financing commitment from UBS and Jefferies to provide all of the debt financing necessary to complete the merger and an equity financing commitment from Genstar V to provide all of the equity financing necessary to complete the merger. Thus, the merger was entered into, and could have been consummated, without any participation by CDPQ. Subsequent to the signing of the merger agreement, Parent had negotiations with CDPQ as well as other potential subordinated debt lenders and decided to accept CDPQ’s debt financing commitment. One condition to CDPQ’s debt commitment is that CDPQ be given an opportunity to invest $40 million in the equity of Parent at the same price per share being paid by Genstar. If this investment were to be made, it would represent approximately 8.7% on a fully diluted basis. As an internal policy matter, CDPQ does not seek control equity positions in public or private companies. Assuming that CDPQ consummates its equity investment in Parent, CDPQ would be a passive investor with respect to its equity investment in Parent. In particular, (i) CDPQ will not be permitted to transfer its equity interest in Parent without the approval of Genstar, (ii) under certain circumstances upon Genstar’s request, CDPQ will be required to sell its shares at the same time and on the same terms that Genstar is selling its shares, (iii) in connection with certain change of control transactions, at Genstar’s request, CDPQ will be required to vote its shares in accordance with Genstar’s direction, (iv) CDPQ will be required to vote its shares for the election of board designees nominated by Genstar, (v) CDPQ will have no right to appoint a director or officer of Parent and (vi) as a minority shareholder CDPQ will not have any special approval rights over the conduct of the business or the strategic direction or policies of the business.

Securities and Exchange Commission

October 30, 2007
     Conclusion. CDPQ does not exercise control over, or have the direct or indirect power to exercise control over, PRA or any of the Genstar Filers. CDPQ is like any other institutional investor (e.g., similar to a pension fund like CalPERS) that makes passive investments in public or private companies in the ordinary course of its business and not with the purpose or with the effect of changing or influencing the control of those companies or to have the power to control such companies. Therefore, CDPQ is not an affiliate of any person that is engaged in the Rule 13e-3 transaction. Based on the foregoing, we respectfully submit that CDPQ is not required to be a Rule 13e-3 filing person in connection with the merger.
2.	In addition, please revise your Schedule 14A to include an organizational chart depicting all filing persons, all persons identified in the preceding comment (including persons controlling these entities) and PRA.
     In response to the Staff’s comment, the proxy statement has been revised to include an organizational chart. Please see page 55 of Amendment No. 2 to the Proxy Statement.
3.	We note that in your response to prior comment 1 and as disclosed on page 43 of the proxy statement that you note that it is possible that Parent may ask Messrs. Booth and Conway to serve on the board of directors of Parent after the closing. Please inform us whether the Parent currently intends to ask Messrs. Booth and Conway to serve on the board of directors of Parent. In addition, to the extent that any such discussions have taken place, please disclose this on pages 18 and 43 of the proxy statement. We may have further comments based on your response.
     Genstar does not have any current intention to ask Messrs. Booth or Conway to serve on the board of Parent. The disclosure has been revised to indicate that following the expiration of the go-shop period Mr. Conte informed Messrs. Booth and Conway that Parent might be interested in having them serve on the board of directors of Parent after the closing of the merger. Please see page 18 of Amendment No. 2 to the Proxy Statement.
Exhibits
4.	We note in the $170.0 Million Senior Subordinated Commitment Letter which you have filed as Exhibit (b)(2) that you have not provided Exhibit A or B which are referenced therein. Please note that you are required to file the entire agreement, including any exhibit, schedule or annex referenced therein. Please re-file this agreement in its entirety.

Securities and Exchange Commission

October 30, 2007
     In response to the Staff’s comment, the Senior Subordinated Commitment Letter, including Exhibits A and B thereto, has been filed as an exhibit to the Schedule 13E-3.
Schedule 14A
Summary Term Sheet, page 1
Share Ownership of PRA Directors and Officers, page 4
5.	We note your response to prior comment 8. Please identify the funds with which Mr. Spivy is affiliated.
     In response to the Staff’s comment, the disclosure has been revised to identify the funds with which Mr. Spivy is affiliated. Please see page 4 of Amendment No. 2 to the Proxy Statement.
Special Factors, page 9
Background of the Merger, page 9
6.	We note that you disclose on page 21 that Mr. Bieker will serve on the board of directors of Parent. Please revise your disclosure on page 18 to include this fact and please also disclose any discussions between Mr. Conte, Mr. Weltman or any other representatives of Parent regarding this position.
     In response to the Staff’s comment, the disclosure has been revised to clarify that it is anticipated that Mr. Bieker will serve as a director of Parent after the closing of the merger. Genstar has not had specific discussions with Mr. Bieker with respect to his service on the Board, but expects to elect him to the Parent board after the closing. Please see page 18 of Amendment No. 2 to the Proxy Statement.
7.	We note your response to prior comment 26. To the extent the information contained in any of the presentations is substantially similar to the disclosure already provided in the summary of the advisor’s final fairness opinion, please provide a statement to that effect. Where the information is materially different than the information contained in the final fairness opinion, please summarize the information in a manner consistent with Item 1015(b) of Regulation M-A.
     In response to the Staff’s comment, the disclosure has been revised. Please see pages 11, 12, 13, and 16 of Amendment No. 2 to the Proxy Statement.

Securities and Exchange Commission

October 30, 2007
8.	We note your response to comment 27. Please revise the discussion of the Background of the Merger to describe the specific services that UBS provided in its role as financial advisor.
     In response to the Staff’s comment, the disclosure has been revised to describe the specific services that UBS provided in its role as financial advisor. Please see page 9 of Amendment No. 2 to the Proxy Statement.
Recommendation of the Special Committee and Board of Directors, Reasons for Approval of the Merger, page 18
9.	We note your revised disclosure with respect to going concern value in response to prior comment 31 wherein you indicate that the advisor’s DCF analysis “assisted” in assessing going concern value. Please expand your disclosure to discuss all material factors impacting the board’s analysis of going concern value.
     In response to the Staff’s comment, the disclosure has been revised to clarify that the discounted cash flow analysis with respect to PRA prepared by Credit Suisse was the basis utilized by the special committee in assessing going concern value. Please see page 22 of Amendment No. 2 to the Proxy Statement.
10. Please provide the date that PRA’s stock was priced at $32.22.
     In response to the Staff’s comment, the disclosure has been revised to identify the date on which PRA’s stock was priced at $32.22. Please see page 21 of Amendment No. 2 to the Proxy Statement.
11.	Please revise the conflicts of interest disclosure on page 21 to address what consideration was given to the fact that Messrs. Conte and Weltman negotiated the terms of the merger on behalf of Genstar, Parent and Merger Sub.
     In response to the Staff’s comment, the disclosure has been revised. Please see page 22 of Amendment No. 2 to the Proxy Statement.
Board of Directors, page 22
12.	Please expand your disclosure to explain the impact the significant overlap of the voting board members and special committee members had on the board’s finding of procedural fairness. In that regard, we note that Messrs. Kessler and Spivy were Special Committee members and Dr. Hemberger served on the special committee until June 14, 2007.

Securities and Exchange Commission

October 30, 2007
     In response to the Staff’s comment, the disclosure has been revised. Please see page 23 of Amendment No. 2 to the Proxy Statement.
13.	Please revise your statement on page 23 that the board of directors “adopted such recommendation and analysis in reaching its determinations” to clarify if you are referring to PRA’s financial analysis which was reviewed by the financial advisor, the analysis of the special committee or both.
     In response to the Staff’s comment, the disclosure has been revised. Please see page 23 of Amendment No. 2 to the Proxy Statement.
14.	Refer to the last paragraph of this section. We note the discussion of liquidation and net book value as supporting the board’s decision “to approve the merger agreement.” It is unclear whether this disclosure is intended to address the disclosure requirements of Item 1014 of Regulation M-A. If so, please revise to clarify how consideration of these factors impacted the board’s finding of fairness to unaffiliated holders and revise your discussion of liquidation value to comply with prior comment 31.
     We have considered the Staff’s comment and have deleted the last paragraph of this section. We respectfully submit that this paragraph is now unnecessary as in response to prior comments of the Staff, the disclosure was revised to indicate that the board of directors adopted the analysis and recommendation of the special committee described in the previous section of the proxy statement.
Opinion of Credit Suisse Securities (USA) LLC, page 23
15.	We are reissuing prior comment 43. Please delete the statement that the discussion herein is “qualified in its entirety by reference to the full text of its written opinion.” Because you are responsible for the accuracy of the information in the filing, this type of qualification here and on page 5 is inappropriate.
     We respectfully disagree with the Staff’s comment. Summaries are by their nature incomplete and consequently we believe it appropriate to qualify the summary of Credit Suisse’s opinion by reference to more complete information contained elsewhere in the proxy statement being provided to stockholders. We note that the Staff has not required deletion of similar language in the proxy statements relating to the five largest Rule 13e-3 transactions and five largest transactions involving acquisitions of U.S. publicly held targets (which includes one of the five largest Rule 13e-3 transactions) announced between January 1, 2006 and July 24, 2007, the date of the announcement of our

Securities and Exchange Commission

October 30, 2007
transaction. Please see the proxy statements relating to the proposed acquisitions of HCA Inc.3, Kinder Morgan Inc.4, Cablevision Systems Corporation5, Tribune Company6, ARAMARK Corporation7, BellSouth Corporation8, TXU Corp.9, Equity Office Properties Trust10 and Clear Channel Communications, Inc.11 We also note that we only found one instance of the Staff issuing a similar comment with respect to the foregoing transactions based on publicly available comment letters and responses and in that case the Staff did not reissue the comment in response to the issuer’s objection and the corresponding language remained in the proxy statement without further objection from the Staff. 12
Selected Companies Analysis, page 25
16.	We note your response to prior comment 44. Please provide more information about the selection of the comparable companies. Did you select from the universe of all public companies, public companies considered to be competitors, or some other category? Were you specifically looking for the five most comparable companies or did you only find five companies that you considered to be comparable? Additionally, include the information from your response letter concerning your focus on companies with similar lines of business.
     In response to the Staff’s comment, the disclosure has been revised. Please see page 26 of Amendment No. 2 to the Proxy Statement.

[3]	http://www.sec.gov/Archives/edgar/data/860730/000095014406009545/g02699ddefm14a.htm (pgs. 33 and 35).

[4]	http://www.sec.gov/Archives/edgar/data/54502/000104746906014243/a2174701zdefm14a.htm (pgs. 33 and 35).

[5]	http://www.sec.gov/Archives/edgar/data/1053112/000095012307012597/y35993dmdefm14a.htm (pgs. 22 and 24).

[6]	http://www.sec.gov/Archives/edgar/data/726513/000104746907005603/a2178705zdefm14a.htm (pgs. 34, 43 and 48).

[7]	http://www.sec.gov/Archives/edgar/data/1144528/000119312506239405/ddefm14a.htm (pg. 22).

[8]	http://www.sec.gov/Archives/edgar/data/732713/000095012306007341/y34320bdefm14a.htm (pgs. 36, 39, 47 and 51).

[9]	http://www.sec.gov/Archives/edgar/data/1023291/000095013407015781/d47274ddefm14a.htm (pgs. 27 and 32).

[10]	http://www.sec.gov/Archives/edgar/data/1038339/000095013706014332/c10380ddefm14a.htm (pgs. 7 and 38).

[11]	http://www.sec.gov/Archives/edgar/data/739708/000095013407001479/d42093ddefm14a.htm (pgs. 54 and 55).

[12]	See HCA Inc.’s response letter dated September 15, 2006 to comment #34,
http://www.sec.gov/Archives/edgar/data/860730/000095014406008878/filename1.htm, and the Staff’s additional comment letters that do not reissue the comment at http://www.sec.gov/Archives/edgar/data/860730/000000000006047690/filename1.pdf, http://www.sec.gov/Archives/edgar/data/860730/000000000006049279/filename1.pdf, and http://www.sec.gov/Archives/edgar/data/860730/000000000006050325/filename1.pdf

Securities and Exchange Commission

October 30, 2007
17.	Please provide the resulting multiples for the two secondary selected companies. And explain whether these multiples affected the multiple ranges chosen to calculate an implied reference range value.
     In response to the Staff’s comment, the disclosure has been revised. Please see page 26 of Amendment No. 2 to the Proxy Statement.
18.	Please explain how Credit Suisse calculated the multiple ranges.
     In response to the Staff’s comment, the disclosure has been revised. Please see page 27 of Amendment No. 2 to the Proxy Statement.
Selected Transactions Analysis, page 26
19.	Please revise the table to disclose the year that each of the selected transactions occurred.
     In response to the Staff’s comment, the disclosure has been revised. Please see page 28 of Amendment No. 2 to the Proxy Statement.
20.	We note your response to prior comment 48. Please provide more information about the selection of comparable transactions. For instance, explain whether you selected from all transactions occurring within a specific time period or if you excluded any transactions that were similar to PRA in terms of size and lines of business. Additionally, include the information from your response letter concerning your focus on companies with similar lines of business.
     In response to the Staff’s comment, the disclosure has been revised. Please see page 27 of Amendment No. 2 to the Proxy Statement.
21.	Please explain how Credit Suisse calculated the multiple ranges.
     In response to the Staff’s comment, the disclosure has been revised. Please see page 28 of Amendment No. 2 to the Proxy Statement.
The Genstar Filers’ Purpose and Reasons for the Transaction, page 28
22.	We are reissuing a portion of prior comment 54 with regard to Genstar III. Please expand your discussion of the purposes of the transaction to explain why Genstar III is engaging in the transaction. Please refer to Instruction 1 of Item 1013(d) of Regulation M-A when drafting your response.

Securities and Exchange Commission

October 30, 2007
     In response to the Staff’s comment, the disclosure has been revised to expand the discussion of the purpose of the transaction to explain why Genstar III is engaging in the transaction. Please see pages 30 and 31 of Amendment No. 2 to the Proxy Statement.
Position of the Genstar Filers as to Fairness, page 29
23.	The fact that PRA formed a special committee does not relieve Mr. Conte or Mr. Weltman from their fiduciary obligations to PRA and PRA’s stockholders. Accordingly, please revise the statement that “neither of the Genstar Filers believes that it has or had any fiduciary duty to PRA or its stockholders” to reflect that there are more than two Genstar Filers and that fiduciary obligations to PRA and PRA’s stockholders do exist.
     In response to the Staff’s comment, the disclosure regarding fiduciary duties has been deleted. Please see page 31 of Amendment No. 2 to the Proxy Statement.
24.	We reissue prior comment 28, Your current discussion provides a cursory discussion of the factors upon which the fairness determination was based without the required analysis as a listing of the factors considered by the filing persons without a discussion of how the factor relates to the determination is inadequate. For instance, please expand or revise bullet point 3 on page 30 to explain how this bullet point lends the Genstar Filers to believe the transaction is fair. Please carefully review each factor and revise as appropriate. In addition, please expand your disclosure to address in a more complete manner the factors identified in Instruction 2 to Item 1014 of Regulation M -A. For instance, it is unclear why your reason for not considering going concern value makes sense. Further, revise your disclosure to separately address substantive and procedural fairness. We recommend you contact the staff to discuss this comment.
     In response to the Staff’s comment, the discussion of the filing persons’ determination of fairness has been revised in accordance with our October 26, 2007 conference with the Staff. Please see page 31 of Amendment No. 2 to the Proxy Statement.
Financial Projections, page 46
25.	We note your response to prior comment 61 that you have provided the numbers of the add-back of restructuring and non-recurring expenses on page 25 of your proxy statement. Please provide these numbers again in footnote 1 on page 46.
     In response to the Staff’s comment, the disclosure has been revised. Please see page 47 of Amendment No. 2 to the Proxy Statement.

Securities and Exchange Commission

October 30, 2007
*  *   *
     If you have any questions or if the Staff has further comment, please call either Morton A. Pierce (tel: 212-259-6640) or Chang-Do Gong (tel: 212-259-6056) of Dewey & LeBoeuf LLP or John Huber (tel: 202-637-2242) or Scott Haber (tel: 415-395-8137) of Latham & Watkins LLP.

Sincerely,
/s/ William M. Walsh, III
William M. Walsh, III
Secretary

cc:	Jennifer Riegel, Esq. Suzanne Hayes, Esq. Michael Pressman, Esq.